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Exhibit 12.2
                                       UNISYS CORPORATION
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                         ($ in millions)

                                    Nine
                                    Months
                                    Ended               Years Ended December 31
                                    Sept 30, -------------------------------------------
                                    1996      1995     1994     1993     1992      1991
                                    ----      ----     ----     ----     ----      ----
Income (loss) from continuing
 operations before income taxes     $  9.2  $(781.1) $  14.6   $370.9   $301.3 $(1,425.6)
Add (deduct) share of loss (income)
 of associated companies             (14.0)     5.0     16.6     14.5      3.2      (6.5)
                                    ------  -------  -------   ------   ------ ---------
  Subtotal                            (4.8)  (776.1)    31.2    385.4    304.5  (1,432.1)
                                    ------  -------  -------   ------   ------ ---------

Interest expense (net of interest
 capitalized)                        185.5    202.1    203.7    241.7    340.6     407.6
Amortization of debt issuance
 expenses                              4.5      5.1      6.2      6.6      4.8       1.8
Portion of rental expense
 representative of interest           48.9     65.3     65.0     70.5     78.8      80.9
                                    ------  -------  -------   ------   ------ ---------
  Total Fixed Charges                238.9    272.5    274.9    318.8    424.2     490.3
                                    ------  -------  -------   ------   ------ ---------
Earnings (loss) from continuing
 operations before income taxes,
 fixed charges and preferred
 stock dividend requirements        $234.1  $(503.6)  $306.1   $704.2   $728.7  $ (941.8)
                                   =======  =======  =======   ======   ====== =========
Amounts charged to income           $238.9  $ 272.5   $274.9   $318.8   $424.2  $  490.3
Preferred stock
  dividend requirements              139.4    185.1    184.8    187.1    200.2     198.7
                                    ------  -------  -------   ------   ------ ---------
Total fixed charges and preferred
  stock dividend requirements       $378.3  $ 457.6   $459.7   $505.9   $624.4  $  689.0
                                   =======  =======  =======   ======   ====== =========
Ratio of earnings to fixed charges
  and preferred stock dividends        *        *        *       1.39     1.17       *
                                   =======  =======  =======   ======   ====== =========

 *  Earnings for the nine months ended September 30, 1996 and for the years ended December 31,
    1995, 1994 and 1991 were inadequate to cover fixed charges and preferred stock dividends by
    $144.2 million, $961.2 million, $153.6 million and $1,630.8 million, respectively.
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